Exhibit 99.1

SinoTech Appoints Ernst & Young as Independent Auditor

Company to Announce First Quarter Unaudited Financial Results on March 10, 2011

Beijing, March 2, 2011 — SinoTech Energy Limited (“Sinotech” or the “Company”) (NASDAQ: CTE), a fast-growing provider of enhanced oil recovery (“EOR”) services in China, today announced that it has appointed Ernst & Young as its independent auditor, and that it will release its unaudited financial results for the first quarter ended December 31, 2010, on March 10, 2011.

The Audit Committee of SinoTech’s board of directors has approved the appointment of Ernst & Young Hua Ming (“Ernst & Young”) as the Company’s independent auditor. Ernst & Young replaces SinoTech’s previous auditor, JBPB & Co. (formerly Grant Thornton HK), which was no longer a member firm of the international Grant Thornton network following its recent merger with BDO Limited. The Audit Committee’s decision to appoint a new auditor was not the result of any disagreement between the Company and JBPB & Co. on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Mr. Boxun Zhang, CFO of SinoTech, commented, “We would like to thank the JBPB team for its contribution to SinoTech’s success. We are also pleased to confirm the appointment of Ernst & Young, whose capabilities, experience and expertise impressed us. As we continue our commitment to maintaining the highest standards of corporate governance, we look forward to working with Ernst & Young in support of SinoTech’s future growth.”

The Company today also announced that it will release its unaudited financial results for the first quarter ended December 31, 2010, on March 10, 2011.

The Company has scheduled a conference call to discuss the results at 8:30 AM Eastern Time (ET) (9:30PM Beijing/Hong Kong time) on March 10, 2011.

Dial-in details for the live conference call are as follows:

•                  International dial-in number:  +1- 617-614-4078

•                  U.S. Toll Free:                        800-435-1398

•                  South China Toll Free (Netcom):     10-800-852-1490

•                  North China Toll Free (Telecom):    10-800-152-1490

•                  South China Toll Free (Telecom):    10-800-130-0399

•                  ChinaToll: 400 8811 629/ 400 8811 630

•                  Hong Kong Toll Free:             800963844

Participant Passcode:             86571057

A live and archived webcast of the conference call will be available on Sinotech’s website at http://ir.sinotechenergy.com/events.cfm.

A replay of the conference call will also be available until March 17, 2011 by dialing:

•                  International dial-in number:   +1- 617-801-6888

•                  U.S. Toll Free:                        888-286-8010

Passcode:                              68890880

About SinoTech Energy Limited

SinoTech Energy Limited (“Sinotech” or the “Company”) (NASDAQ: CTE) is a fast-growing provider of enhanced oil recovery (“EOR”) services in China. SinoTech provides innovative EOR services to major oil companies in China using leading edge technologies, including certain patented lateral hydraulic drilling (“LHD”) technologies, which the company has an exclusive right to use in China, and a molecular deposition film technology, for which the company holds a PRC patent. SinoTech also provides technical services to coalbed methane customers using the LHD technology.

For more information, please visit http://ir.sinotechenergy.com.

For investor and media inquiries please contact:

Ms. Yanhui Guo

SinoTech Energy Limited, Beijing

Tel:         + 86-10-8712-5555

Email:     rebecca.guo@sinotechenergy.com

Ms. Yue Yu

Brunswick Group LLP

Tel:         +86-10-6566-2256

Email:     sinotech@brunswickgroup.com